UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 1)

ZIOPHARM Oncology, Inc.
(Name of Issuer)

Common Stock, $0.001 Par Value Per Share
(Title of Class of Securities)

98973P101
(CUSIP Number)

December 31, 2018
(Date of Event which Requires Filing
of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
[  ] Rule 13d-1(b)
[X] Rule 13d-1(c)
[  ] Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.
The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
Continued on the following page(s)

1 Names of Reporting Persons
  I.R.S. Identification Nos. of above persons (entities only)

WHITE ROCK CAPITAL MANAGEMENT, L.P.

2 Check the Appropriate Box If a Member of a Group (See Instructions)
a.	[ ]
b.	[ X]

3 SEC Use Only

4 Citizenship or Place of Organization

TEXAS

	5	Sole Voting Power
Number of Shares		0
Beneficially Owned By Each	6	Shared Voting Power 12,375,758
Reporting Person With	7	Sole Dispositive Power 0
	8	Shared Dispositive Power
		12,375,758

9    Aggregate Amount Beneficially Owned by Each Reporting Person

12,375,758

10          Check Box If the Aggregate Amount in Row (9) Excludes Certain
    Shares (See Instructions)

[]

11 Percent of Class Represented By Amount in Row (9)

7.5%

12 Type of Reporting Person (See Instructions)
PN; IA

1 Names of Reporting Persons
  I.R.S. Identification Nos. of above persons (entities only)

WHITE ROCK CAPITAL PARTNERS, L.P.

2 Check the Appropriate Box If a Member of a Group (See Instructions)
a.	[ ]
b.	[X]

3 SEC Use Only

4 Citizenship or Place of Organization

TEXAS

	5	Sole Voting Power
Number of Shares		0
Beneficially Owned By Each	6	Shared Voting Power 12,375,758
Reporting Person With	7	Sole Dispositive Power 0
	8	Shared Dispositive Power
		12,375,758

9    Aggregate Amount Beneficially Owned by Each Reporting Person

12,375,758

10                   Check Box If the Aggregate Amount in Row (9) Excludes Certain
    Shares (See Instructions)

[]

11 Percent of Class Represented By Amount in Row (9)

7.5%

12 Type of Reporting Person (See Instructions)
PN

1 Names of Reporting Persons
  I.R.S. Identification Nos. of above persons (entities only)

WHITE ROCK CAPITAL (TX), INC.

2 Check the Appropriate Box If a Member of a Group (See Instructions)
a.	[ ]
b.	[X]

3 SEC Use Only

4 Citizenship or Place of Organization

TEXAS

	5	Sole Voting Power
Number of Shares		0
Beneficially Owned By Each	6	Shared Voting Power 12,375,758
Reporting Person With	7	Sole Dispositive Power 0
	8	Shared Dispositive Power
		12,375,758

9   Aggregate Amount Beneficially Owned by Each Reporting Person

12,375,758
10       Check Box If the Aggregate Amount in Row (9) Excludes Certain
    Shares (See Instructions)

[]

11 Percent of Class Represented By Amount in Row (9)

7.5%

12 Type of Reporting Person (See Instructions)
CO; HC

1 Names of Reporting Persons
  I.R.S. Identification Nos. of above persons (entities only)

THOMAS U. BARTON

2 Check the Appropriate Box If a Member of a Group (See Instructions)
a.	[ ]
b.	[ X]

3 SEC Use Only

4 Citizenship or Place of Organization

UNITED STATES

	5	Sole Voting Power
Number of Shares		6,089
Beneficially Owned By Each	6	Shared Voting Power 12,381,758
Reporting Person With	7	Sole Dispositive Power 6,089
	8	Shared Dispositive Power
		12,381,758

9   Aggregate Amount Beneficially Owned by Each Reporting Person

12,387,847

10         Check Box If the Aggregate Amount in Row (9) Excludes Certain
    Shares (See Instructions)

[]

11 Percent of Class Represented By Amount in Row (9)

7.5%

12 Type of Reporting Person (See Instructions)
IN; HC

1 Names of Reporting Persons
  I.R.S. Identification Nos. of above persons (entities only)

JOSEPH U. BARTON

2 Check the Appropriate Box If a Member of a Group (See Instructions)
a.	[ ]
b.	[ X]

3 SEC Use Only

4 Citizenship or Place of Organization

UNITED STATES

	5	Sole Voting Power
Number of Shares		30,662
Beneficially Owned By Each	6	Shared Voting Power 12,381,758
Reporting Person With	7	Sole Dispositive Power 30,662
	8	Shared Dispositive Power
		12,381,758

9   Aggregate Amount Beneficially Owned by Each Reporting Person

12,412,420

10        Check Box If the Aggregate Amount in Row (9) Excludes Certain
    Shares (See Instructions)

[]

11 Percent of Class Represented By Amount in Row (9)

7.5%

12 Type of Reporting Person (See Instructions)
IN; HC

Amendment No. 1 to Schedule 13G

Item 1(a)   Name of Issuer:

ZIOPHARM Oncology, Inc. (the “Issuer”).
Item 1(b)   Address of the Issuer's Principal Executive Offices:

One First Avenue, Parris Building 34, Navy Yard Plaza
Boston, MA 02129

Item 2(a)   Name of Person Filing:

This statement is filed on behalf of each of the following persons (collectively, the “Reporting Persons”):
(i)	White Rock Capital Management, L.P., a Texas limited partnership (“White Rock Management”),
(ii)	White Rock Capital Partners, L.P., a Texas limited partnership (“White Rock Partners”),
(iii)	White Rock Capital (TX), Inc., a Texas corporation (“White Rock, Inc.”),
(iv)	Thomas U. Barton and
(v)	Joseph U. Barton.

This statement relates to shares of common stock, par value $ 0.001 per share (the “Shares”), of the Issuer held for the account of White Rock Partners. White Rock Management may be deemed to exercise voting and/or dispositive power over the Shares held for the account of White Rock Partners.  The general partner of White Rock Partners is White Rock Management, the general partner of which is White Rock, Inc. Thomas U. Barton and Joseph U. Barton are the shareholders of White Rock, Inc. In such capacities, each of Thomas U. Barton and Joseph U. Barton may be deemed to be the beneficial owner of the Shares held for the account of White Rock Partners.
Item 2(b)     Address of Principal Business Office or, if None, Residence:
The address and principal business office of each of White Rock Management, White Rock, Inc., White Rock Partners, Thomas U. Barton and Joseph U. Barton is 3131 Turtle Creek Boulevard, Suite 800, Dallas, Texas 75219.

Item 2(c)     Citizenship:
(i)	White Rock Management is a Texas limited partnership;
(ii)	White Rock Partners is a Texas limited partnership;
(iii)	White Rock, Inc. is a Texas corporation;
(iv)	Thomas U. Barton is a United States citizen and
(v)	Joseph U. Barton is a United States citizen.
Item 2(d)     Title of Class of Securities:
Common Stock, $0.001 par value per share.
Item 2(e)     CUSIP Number:
98973P101
Item 3.	If this statement is filed pursuant to §§ 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
This Item 3 is not applicable.
Item 4.	Ownership:
Item 4(a)     Amount Beneficially Owned:
As of December 31, 2018, each of the Reporting Persons may be deemed to be the beneficial owner of the following number of Shares:
(i)	Each of White Rock Management, White Rock Partners and White Rock, Inc., may be deemed the beneficial owner of 12,375,758 Shares.

(ii)	Thomas U. Barton may be deemed the beneficial owner of 12,387,847 Shares.

(iii)	Joseph U. Barton may be deemed the beneficial owner of 12,412,420 Shares.

Item 4(b)      Percent of Class:

The number of Shares of which each of White Rock Management, White Rock, Inc., White Rock Partners and Messrs. Barton may be deemed to be the beneficial owner constitutes approximately 7.5% of the total number of Shares outstanding based upon (i) the 161,137,689 shares of the Issuer’s common stock outstanding as of December 31, 2018, as reported in the Issuer’s Registration Statement on Form S-3 filed with the Securities and Exchange Commission (“the SEC”) on February 7, 2019 and (ii) the 3,787,879 shares of Common Stock issuable upon the exercise of warrants beneficially owned by the Reporting Persons.

Item 4(c)	Number of shares as to which the person has:
White Rock Management
(i)	Sole power to vote or to direct the vote:	0
(ii)	Shared power to vote or to direct the vote:	12,375,758
(iii)	Sole power to dispose or to direct the disposition of:	0
(iv)	Shared power to dispose or to direct the disposition of:	12,375,758
White Rock Partners
(i)	Sole power to vote or to direct the vote:	0
(ii)	Shared power to vote or to direct the vote:	12,375,758
(iii)	Sole power to dispose or to direct the disposition of:	0
(iv)	Shared power to dispose or to direct the disposition of:	12,375,758
White Rock, Inc.
(i)	Sole power to vote or to direct the vote:	0
(ii)	Shared power to vote or to direct the vote:	12,375,758
(iii)	Sole power to dispose or to direct the disposition of:	0
(iv)	Shared power to dispose or to direct the disposition of:	12,375,758
Thomas U. Barton
(i)	Sole power to vote or to direct the vote:	6,089
(ii)	Shared power to vote or to direct the vote:	12,381,758
(iii)	Sole power to dispose or to direct the disposition of:	6,089
(iv)	Shared power to dispose or to direct the disposition of:	12,381,758
Joseph U. Barton
(i)	Sole power to vote or to direct the vote:	30,662
(ii)	Shared power to vote or to direct the vote:	12,381,758
(iii)	Sole power to dispose or to direct the disposition of:	30,662
(iv)	Shared power to dispose or to direct the disposition of:	12,381,758
Item 5.	Ownership of Five Percent or Less of a Class:
This Item 5 is not applicable.
Item 6.       Ownership of More than Five Percent on Behalf of Another Person:
This Item 6 is not applicable.
Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company:
This Item 7 is not applicable.
Item 8.	Identification and Classification of Members of the Group:
This Item 8 is not applicable.
Item 9.       Notice of Dissolution of Group:
This Item 9 is not applicable.
Item 10.	Certification:

By signing below each signatory certifies that, to the best of his/its knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the Issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURES
After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.
Date:  February 12, 2019       WHITE ROCK CAPITAL MANAGEMENT, L.P.
By:  White Rock Capital (TX), Inc.
Its General Partner
By:   /s/ Thomas U. Barton
Thomas U. Barton

Date:  February 12, 2019       WHITE ROCK CAPITAL PARTNERS, L.P.
By:  White Rock Capital Management, L.P.
                       Its General Partner

                       By:  White Rock Capital (TX), L.P.
    Its General Partner
                           By:  /s/ Thomas U. Barton
Thomas U. Barton

Date:  February 12, 2019        WHITE ROCK CAPITAL (TX), INC.
By:  /s/ Thomas U. Barton
Thomas U. Barton

Date:  February 12, 2019        THOMAS U. BARTON
By:  /s/ Thomas U. Barton
Thomas U. Barton

Date:  February 12, 2019        JOSEPH U. BARTON

By:  /s/ Joseph U. Barton
Joseph U. Barton